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          Release:   Immediate
          Contact:   Michael Poteshman    (407)-826-4522


                     TUPPERWARE COMPLETES TENDER OFFER FOR
                              BEAUTICONTROL, INC.

     ORLANDO, Fla., October 18, 2000 --Tupperware Corporation (NYSE: TUP) today announced the consummation of its $7.00 per share cash tender offer for all outstanding shares of the common stock of BeautiControl, Inc. (NASDAQ: BUTI). Approximately 7 million shares, or 96.8 percent of the outstanding shares, of BeautiControl were accepted pursuant to the tender offer.

     All shares validly tendered before the expiration of the offer were accepted for payment, including approximately 63,000 shares that were tendered by guaranteed delivery procedures. The offer expired at midnight Eastern time on Tuesday, October 17, 2000. The closing of the offer will be followed by a merger in which the remaining common shares of BeautiControl will be converted into a right to receive the same cash consideration per share paid in the merger. Tupperware expects to effect the merger as soon as practicable.

     Tupperware Corporation, a $1.1 billion multinational company, is one of the world's leading direct sellers, supplying premium food storage, preparation and serving items, to consumers in more than 100 countries through its Tupperware brand, and premium beauty, skin care, and nutritional supplement products through its BeautiControl and Eventus brands primarily in North America. Its web site addresses are www.tupperware.com and www.beauticontrol.com, and its stock is listed on the New York Stock Exchange.

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